Exhibit 12-56

DTE Energy Company
Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31
(Millions of Dollars)	2013	2012	2011	2010	2009
Earnings:
Pretax earnings	$904	$1,035	$989	$968	$778
Adjustments	(8)	(4)	6	1	4
Fixed Charges	461	463	520	567	572
Net earnings	$1,357	$1,494	$1,515	$1,536	$1,354

Fixed Charges:
Interest expense	$432	$441	$490	$543	$545
Adjustments	29	22	30	24	27
Fixed Charges	$461	$463	$520	$567	$572

Ratio of earnings to fixed charges	2.94	3.23	2.91	2.71	2.37